

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 10, 2014

Via facsimile
Mr. James A. Sabala
Chief Financial Officer
Hecla Mining Company
6500 N. Mineral Drive
Suite 200
Coeur d'Alene, ID 83815-9408

> **Re:** **Hecla Mining Company**
> **Form 10-K for the Year Ended December 31, 2013**
> **Filed February 19, 2014**
> **File No. 001-08491**

Dear Mr. Sabala:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2013

Notes to Consolidated Financial Statements, page F-6

Note 4: Environmental and Reclamation Activities, page F-14
Asset Retirement Obligations, page F-15

1. We note that you recorded no changes in obligations due to changes in reclamation plans during the year ended December 31, 2013. We also note "A Record of Decision was completed in late 2013 for proposed expansion of tailings capacity at Greens Creek." Please provide the following information:
   - Explain the nature of the "Record of Decision" and explain the significance of having it completed in 2013;

- clarify why there were no changes in obligations and explain the process that must be concluded to determine and record the obligation; and
- quantify the amounts of estimated costs related to future reclamation of the tailings expansion area that you expect to record in 2014.

Note 7: Commitments, Contingencies, and Obligations, page F-20

2.   We note your disclosure on the Carpenter Snow Creek Superfund Site that total remediation costs may exceed $100 million based on the June 2011 EPA letter. We also note your disclosure on Gilt Edge Mine Superfund Site that it is reasonably possible that you may face some liability of the alleged $200 million in costs associated with the site. We note these cases have been outstanding for several years, however, you have not disclosed an estimate of the reasonably possible loss or range of loss. If you conclude that you cannot estimate the reasonably possible additional loss or range of loss for any of these cases, please explain to us the following:

- the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure, and
- what specific factors are causing the inability to estimate a loss and when you expect those factors to be alleviated.

We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

Note 17. Guarantor Subsidiaries, page F-44

3.   We note you have provided condensed consolidating financial information for the guarantors and non-guarantor subsidiaries in lieu of full financial statements. Please tell us how you satisfied the reporting relief requirements under Rule 3-10(f) of Regulation S-X. Specifically tell us if the guarantees are full and unconditional, and joint and several. Please confirm that future interim and annual filings will include the disclosures required for condensed consolidating financial information per Rule 3-10.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brian McAllister at (202) 551-3341 or Nasreen Mohammed, Assistant Chief Accountant, at (202) 551-3773 if you have questions regarding the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining